UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020
Commission File Number: 001- 38802

Castor Maritime Inc.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ⌧ Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On June 26, 2020, Castor Maritime Inc. (the “Company”) completed a public offering (the “Offering”) of 59,110,000 units of the Company, each unit consisting of (i) one common share, par value $0.001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per Common Share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one Common Share (a “Class A Warrant”), for $0.35 per unit (or $0.34 per unit including a pre-funded warrant).
At the time of the closing, the underwriters exercised and closed on their over-allotment option, and purchased an additional 7,710,000 Common Shares and 7,710,000 Class A Warrants.
The aggregate gross proceeds to the Company from the Offering and the exercise of the underwriters’ over-allotment option, before underwriting discounts and commissions and estimated expenses payable by the Company, were approximately $20.7 million.
Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated June 23, 2020 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule A therein.
Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated June 26, 2020, among the Company and American Stock Transfer & Trust Company, LLC.
Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class A Warrant.
Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-Funded Warrant.
Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Units.
Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 23, 2020 titled “Castor Maritime Inc. Announces Pricing of Upsized $18.0 Million Underwritten Public Offering”.
Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated June 26, 2020 titled “Castor Maritime Inc. Announces Closing of Upsized $20.7 Million Underwritten Public Offering Including Full Exercise Overallotment Option”.
The Company has 64,342,876 Common Shares issued and outstanding as of the date hereof.
The information contained in this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-232052) that was filed with the U.S. Securities and Exchange Commission and became effective on June 21, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2020

CASTOR MARITIME Inc.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman, Chief Executive Officer, and Chief Financial Officer